Exhibit 1.2

Amendment No. 1 to
At-The-Market Issuance Sales Agreement

August 30, 2013

MLV & Co. LLC (formerly, McNicoll, Lewis & Vlak LLC)
1251 Avenue of the Americas, 41st Floor
New York, NY 10020

Ladies and Gentlemen:

Reference is made to the At-The-Market Issuance Sales Agreement, dated July 13, 2011, including the Schedules thereto (the “Sales Agreement”), between McNicoll, Lewis & Vlak LLC (n/k/a MLV & Co. LLC) (“MLV”) and Prana Biotechnology Ltd, a corporation organized under the laws of the state of Victoria, Australia (the “Company”).  All capitalized terms used in this Amendment No. 1 to At-The-Market Issuance Sales Agreement between MLV and the Company (this “Amendment”) and not otherwise defined herein shall have the respective meanings assigned to such terms in the Sales Agreement.  MLV and the Company agree as follows:

A.           Amendments to Sales Agreement.  The Sales Agreement is amended as follows:

1.           All references to “McNicoll, Lewis & Vlak LLC” are deleted and replaced with “MLV & Co. LLC.”

2.           In Section 1 of the Sales Agreement, the reference to “for up to an aggregate of 50 million Ordinary Shares” in the first paragraph, is deleted and replaced with “for up to an aggregate of $47,184,000 in addition to any Ordinary Shares sold pursuant to this Agreement prior to August 30, 2013.”

3.           Section 6 is amended by deleting in its entirety footnote 1.

4.           Section 14 is amended by deleting the words “DLA Piper LLP (US), 1251 Avenue of the Americas, New York, NY 10020, Attention: Daniel I. Goldberg, Telephone:       (212) 335-4966, Facsimile: 212-884-8466” and replacing them with “Reed Smith LLP, 599 Lexington Avenue, New York, NY 10022, Attention: Daniel I. Goldberg, Telephone: (212) 549-0380, Facsimile: (212) 521-5450.”

5.           Schedule 1 is amended by deleting “July [    ], 2011” and adding the words “July 13, 2011, as amended on August 30, 2013.”

6.           Schedule 3 is amended by amending and restating the MLV contacts as follows:

Randy Billhardt         rbillhardt@mlvco.com

Dean Colucci            dcolucci@mlvco.com

Matt Feinberg           mfeinberg@mlvco.com

Ryan Loforte             rloforte@mlvco.com

Patrice McNicoll       pmcnicoll@mlvco.com

Miranda Toledano    mtoledano@mlvco.com

With a copy to mlvatmdesk@mlvco.com

7.           The first sentence of the Form of Representation Date Certificate attached as Exhibit 7(l) is amended by deleting “July [    ], 2011” and adding the words “July 13, 2011, as amended on August 30, 2013.”

B.           Prospectus Supplement.  The Company shall file a 424(b) Prospectus Supplement reflecting this Amendment within 2 business days of the date hereof.

C.           No Other Amendments.  Except as set forth in Part A above, all the terms and provisions of the Sales Agreement shall continue in full force and effect.

    D.           Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Delivery of an executed Amendment by one party to the other may be made by facsimile or email transmission.

    E.           Governing Law.  This Amendment shall be governed by, and construed in         accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.

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If the foregoing correctly sets forth the understanding between us, please so indicate in the space provided below for that purpose.

Very truly yours,

Executed by Prana Biotechnology Limited ACN 080 699 065 acting by the following persons:

By:     /s/ Geoffrey Kempler
Name: Geoffrey Kempler
Title: Director

By:      /s/ Richard Revelins
Name: Richard Revelins
Title: Director/Company Secretary

ACCEPTED as of the date first above written:

MLV & Co. LLC (formerly McNicoll, Lewis & Vlak LLC)

By:    /s/ Dean M. Colucci
Name: Dean M. Colucci
Title: President and Chief Operating Officer